Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.,

Commission File No.: 001-38983

Disclaimer Cautionary Note Regarding Forward-Looking Statements The materials on this website contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health and Livongo, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “ believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of materials on this website on Tela doc Health’s or Livongo’s stock prices; transaction costs; Tela doc Health’s ability to achieve the benefits from the proposed transaction; Teladoc Health’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health’s or Livonqo’s control (includinq public health crises. such as pandemics and epidemics): changes in laws and regulations applicable to Teladoc Health’s business model: changes Submit I agree to the terms and conditions.

Home News Releases Livongo® Teladoc health and livongo merge to create new standard in global health care delivery, access and experience press release investor presentation teladoc health livongo

Key Merger Highlights Combines two highly complementary pioneers that redefine virtual care, digital health and healthcare delivery Significantly accelerates Teladoc’s vision to create a seamless continuum of virtual care across one platform Creates first-of-its-kind “whole person” care offering that will fundamentally change how people access and experience healthcare Personalized, technology-driven longitudinal care improving clinical outcomes, cost of care and member convenience Significant synergy opportunities through cross-selling across multiple channels, international expansion, improved member engagement and new solutions 85% 2020 pro forma y/y revenue growth $120m pro forma Adj EBITDA 200-300bps annual Adj EBITDA arg1n expansion Teladoc Health Livongo Investor Relations Investor Relations Patrick Feeley Jason Plagman pfeeley®teladochealth.com lnvestor-relations®livongo.com 914.265.7925 785.550.6048 Media Chris Stenrud John Hallock pr®teladochealth.com Press®livongo.com 860.491.8821 617.615.7712

Home News Releases Investor Presentation Contacts Livongo® eases August 05, 2020 Teladoc Health and Livongo Merge to Create New Standard in Global Healthcare Delivery, Access and Experience

Home News Releases Investor Presentation Contacts Livongo® August 5, 2020 Download PDF Teladoc Health Livongo Investor Relations Investor Relations Patrick Feeley Jason Plagman pfeeley®teladochealth.com lnvestor-relations®livongo.com 914.265.7925 785.550.6048 Media Chris Stenrud John Hallock pr®teladochealth.com Press®livongo.com 860.491.8821 617.615.7712

Home News Releases Investor Presentation Contacts Livongo® Teladoc Health Livongo Investor Relations Investor Relations Patrick Feeley Jason Plagman pfeeley®teladochealth.com lnvestor-relations®livongo.com 914.265.7925 785.550.6048 Media Chris Stenrud John Hallock pr®teladochealth.com Press®livongo.com 860.491.8821 617.615.7712

Home News Releases Investor Presentation Contacts Livongo Disclaimer Cautionary Note Regarding Forward-Looking Statements The materials on this website contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health and Livongo, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of materials on this website on Teladoc Health’s or Livongo’s stock prices; transaction costs; Teladoc Health’s ability to achieve the benefits from the proposed transaction; Teladoc Health’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc Health’s business model; changes in market conditions and receptivity to Teladoc Health’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc Health (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc Health’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc Health’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in the materials on this website could also have material adverse effects on forward-looking statements. Neither Teladoc Health nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. No Offer or Solicitation The materials on this website do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders In connection with the potential transaction, Teladoc Health expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc Health that also constitutes a preliminary proxy statement of each of Teladoc Health and Livongo. After the registration statement is declared effective, each of Teladoc Health and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc Health and Livongo, respectively. The materials on this website are not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc Health or Livongo may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC HEALTH AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Teladoc Health or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc Health will be available free of charge on Teladoc Health’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc Health or Livongo. Teladoc Health and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc Health is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. The term “Teladoc Health” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs. Third Party Information This website may contain or refer to news, commentary and other information relating to Livongo or Teladoc generated by, or sourced from, persons or companies that are not affiliated with Livongo or Teladoc. The author and source of any third party information and the date of its publication are clearly and prominently identified. Livongo and Teladoc have neither sought nor obtained permission to use or quote such third party information. Livongo and Teladoc have not assisted in the preparation of the third party information, cannot guarantee the accuracy, timeliness, completeness or availability of the third party information, and do not explicitly or implicitly endorse or approve such information. Submit Teladoc Health Livongo Investor Relations Investor Relations Patrick Feeley Jason Plagman pfeeley®teladochealth.com lnvestor-relations®livongo.com 914.265.7925 785.550.6048 Media Chris Stenrud John Hallock pr®teladochealth.com Press®livongo.com 860.491.8821 617.615.7712